Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-184382

Supplementing the Preliminary Prospectus Supplement dated January 7, 2015 (to Prospectus dated

October 11, 2012)

AIR LEASE CORPORATION

$600,000,000 3.750% Senior Notes due 2022

Pricing Term Sheet

Date: January 7, 2015

Issuer:	Air Lease Corporation
Security Description:	3.750% Senior Notes due 2022
Principal Amount:	$600,000,000
Net Proceeds (before expenses):	$592,134,000
Maturity Date:	February 1, 2022
Coupon:	3.750%
Issue Price:	99.289% of face amount
Yield to Maturity:	3.866%
Benchmark Treasury Spot / Yield:	102-11 / 1.766%
Spread to Benchmark Treasury:	+210 basis points
Benchmark Treasury:	2.125% due December 31, 2021
Interest Payment Dates:	February 1 and August 1, commencing August 1, 2015 (long first coupon)
Optional Redemption:

Make-whole call at T+35 basis points.

During the 2-month period preceding the maturity date, the Company may redeem the Notes in whole or in part at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption.

Change of Control Repurchase Event:	Putable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.
Use of Proceeds:

We currently intend to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the purchase of commercial aircraft and the repayment of existing indebtedness. Affiliates of the underwriters may receive a portion of the net proceeds, to the extent we use the net proceeds to repay indebtedness under which certain of the underwriters or their affiliates are lenders.

Trade Date:	January 7, 2015
Settlement Date:	T+5; January 14, 2015
CUSIP:	00912XAQ7
ISIN:	US00912XAQ79
Denominations/Multiples:	$2,000 x $1,000
Rating*:	S&P: BBB-

Joint Book-Running Managers:

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

BMO Capital Markets Corp.

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Fifth Third Securities, Inc.

Goldman, Sachs & Co.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Mizuho Securities USA Inc.

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

RBS Securities Inc.

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting: (i) BNP Paribas Securities Corp. toll free at 1-800-854-5674, (ii) Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by calling toll-free at 1-800-831-9146, or by email at prospectus@citi.com, (iii) Deutsche Bank Securities Inc., Attention: Prospectus Group 60 Wall Street, New York, NY 10005-2836 or calling toll-free at 1-800-503-4611, or by email at prospectus.cpdg@db.com, or (iv) J.P. Morgan Securities LLC at 383 Madison Ave. New York, NY 10179 or calling collect at 212-834-4533.

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